SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2016

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Publicly-Held Company

Corporate Taxpayers’ ID  No.
60.746.948/0001-12

Material Fact

The Board of Executive Officers of Banco Bradesco S.A. decided, on this date, to submit to the Board of Directors, which will resolve in a meeting to be held on June 22, 2016, proposal for the payment of interim interest on shareholders’ equity related to the first half 2016, totaling R$1,002,000,000.00, consisting of R$0.172525087 per common share and R$0.189777596 per preferred share.

If the proposal is approved:

a)     the shareholders benefitted will be those of record on June 22, 2016 (date of the declaration), with the shares being traded "ex-right" on dividends as of June 23, 2016; and

b)    the payment will be made on July 18, 2016 based on the net amount of R$0.146646324 per common share and R$0.161310957 per preferred share, already deducting fifteen percent (15%) as withholding income tax, except for corporate shareholders who are exempt from said tax and will received the declared amount.

The interim interest on shareholders’ equity, net of withholding income tax, to be approved correspond to approximately 10 times the amount of interest on equity monthly paid and will be computed in the calculation of the mandatory dividends for the fiscal year, as provided in the bylaws.

Cidade de Deus, Osasco, SP, June 14, 2016

Atenciosamente,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 14, 2016

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investor Relations Officer